Exhibit 99.2

Execution Version

THIS RESTRUCTURING SUPPORT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF VOTES WITH RESPECT TO A PLAN OF REORGANIZATION.  ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS RESTRUCTURING SUPPORT AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

Ultrapetrol (Bahamas) Limited
Restructuring Support Agreement November 18, 2016

This Agreement is entered into as of November 18, 2016 by and among (i) Ultrapetrol (Bahamas) Limited ("Parent"), (ii) each of Parent's direct and indirect subsidiaries set forth on Schedule 1 herein and party hereto (each, a "Subsidiary" and, collectively, the "Subsidiaries" and together with Parent, collectively, the "Company"), (iii) each of the undersigned Noteholders (as defined below) (together with any Noteholders that subsequently become a party to this Agreement in accordance with the terms hereof, collectively, the "Supporting Noteholders"), (iv) International Finance Corporation (the "IFC Lender"), (v) The OPEC Fund for International Development (the "OFID Lender" and together with the IFC Lender, collectively, the "IFC-OFID Lenders"), (vi) Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross") and (vii) Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow" and the foregoing parties described in clauses (i) through (vii), collectively, the "Parties").  The Supporting Noteholders and the IFC-OFID Lenders each hold the claims set forth on their respective signature page attached hereto.

RECITALS
WHEREAS, Parent, the Subsidiaries party thereto and Manufacturers and Traders Trust Company, as trustee (the "Indenture Trustee"), are parties to that certain Indenture dated as of June 10, 2013 (as supplemented by that certain First Supplemental Indenture dated as of September 26, 2013 and as further amended, supplemented or otherwise modified from time to time, the "Indenture"), pursuant to which Parent issued 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes");
WHEREAS, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc., as borrowers (in such capacity, the "2008 IFC-Panama Borrowers"), and the IFC Lender, as lender, are parties to that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC-Panama Loan Agreement");
WHEREAS, UABL Paraguay S.A., as borrower (in such capacity, the "2008 IFC-Paraguay Borrower" and together with the 2008 IFC-Panama Borrowers, collectively, the "2008 IFC Borrowers"), and the IFC Lender are parties to that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC-Paraguay Loan Agreement" and together with the 2008 IFC-Panama Loan Agreement, collectively, the "2008 IFC Loan Agreements");
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2008 IFC Guarantor"), and the IFC Lender are parties to that certain Guarantee Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC Guarantee"), whereby the 2008 IFC Guarantor guarantees the obligations of the 2008 IFC Borrowers under the applicable 2008 IFC Loan Agreement;
WHEREAS, UABL Paraguay S.A., as borrower (in such capacity, the "2008 OFID Borrower"), and the OFID Lender, as lender, are parties to that certain Loan Agreement dated as of November 28, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Loan Agreement");
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2008 OFID Guarantor"), and the OFID Lender are parties to that certain Guarantee Agreement dated as of December 8, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Guarantee"), whereby the 2008 OFID Guarantor guarantees the obligations of the 2008 OFID Borrower under the 2008 OFID Loan Agreement;
WHEREAS, the IFC Lender, the OFID Lender, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association) are parties to that certain Collateral Trust Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 Collateral Trust Agreement"), appointing M&T Trust Company of Delaware, as security trustee (the "2008 Security Trustee"), to hold the collateral securing the loans under the 2008 IFC Loan Agreements and the 2008 OFID Loan Agreement and setting forth the respective rights of the IFC Lender and the OFID Lender in and to such collateral;

WHEREAS, UABL Paraguay S.A. and Riverpar S.A., as borrowers (in such capacity, the "2011 IFC Borrowers"), and the IFC Lender are parties to that certain Loan Agreement dated as of December 2, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Loan Agreement" and together with the 2008 IFC Loan Agreements, collectively, the "IFC Loan Agreements");
WHEREAS, Parent, as guarantor, and the IFC Lender are parties to that certain Enforcement Shortfall Guarantee Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Parent Guarantee"), whereby Parent guarantees the obligations of the 2011 IFC Borrowers under the 2011 IFC Loan Agreement;
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2011 IFC Guarantor"), and the IFC Lender are parties to that certain Guarantee Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Guarantee"), whereby the 2011 IFC Guarantor guarantees the obligations of the 2011 IFC Borrowers under the 2011 IFC Loan Agreement;
WHEREAS, UABL Paraguay S.A. and Riverpar S.A., as borrowers (in such capacity, the "2011 OFID Borrowers"), and the OFID Lender are parties to that certain Loan Agreement dated as of December 15, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Loan Agreement" and together with the 2008 OFID Loan Agreement, collectively, the "OFID Loan Agreements" and together with the IFC Loan Agreements, collectively, the "IFC-OFID Loan Agreements");
WHEREAS, Parent, as guarantor, and the OFID Lender are parties to that certain Enforcement Shortfall Guarantee dated as of January 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Parent Guarantee"), whereby Parent guarantees the obligations of the 2011 OFID Borrowers under the 2011 OFID Loan Agreement;
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2011 OFID Guarantor") and the OFID Lender are parties to that certain Guarantee Agreement dated as of January 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Guarantee" and together with the 2008 IFC Guarantee, the 2008 OFID Guarantee, the 2011 IFC Parent Guarantee, the 2011 IFC Guarantee and the 2011 OFID Parent Guarantee, collectively, the "IFC-OFID Guarantees" and together with the IFC-OFID Loan Agreements, collectively, the "IFC-OFID Loan Documents"), whereby the 2011 OFID Guarantor guarantees the obligations of the 2011 OFID Borrowers under the 2011 OFID Loan Agreement;
WHEREAS, the IFC Lender, the OFID Lender, and Wilmington Trust, National Association are parties to that certain Collateral Trust Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 Collateral Trust Agreement" and together with the 2008 Collateral Trust Agreement, collectively, the "Collateral Trust Agreements"), appointing Wilmington Trust National Association as security trustee (the "2011 Security Trustee" and together with the 2008 Security Trustee, collectively, the "Security Trustees") to hold the collateral securing the loans under the 2011 IFC Loan Agreement and the 2011 OFID Loan Agreement and setting forth the respective rights of the IFC Lender and the OFID Lender in and to such collateral;

WHEREAS, the Parties have engaged in good faith discussions with each other and have agreed to support a proposed restructuring of the capital structure and financial obligations of the Company pursuant to the terms and conditions set forth in this Agreement and in accordance with the restructuring term sheet (the "Term Sheet") in the form attached hereto as Exhibit A (the foregoing, the "Restructuring");
WHEREAS, the Parties desire that the Restructuring be implemented through the commencement by the Company of voluntary reorganization cases (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and consummation of a plan of reorganization therein that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties (as defined below) in accordance and consistent in all material respects with this Agreement and the Term Sheet (such plan of reorganization, the "Plan").
NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:
1. Defined Terms.  The following terms used in this Agreement shall have the following definitions:
(a)   "Acceptable Ocean Sale" has the meaning set forth in Section 3(e).
(b)   "Ad Hoc Committee" means that certain ad hoc committee of Noteholders, comprised of the undersigned Noteholders as of the date hereof.
(c)   "Additional Supporting Noteholder" has the meaning set forth in Section 10.
(d)   "Agreement" means this Restructuring Support Agreement.
(e)   "Alternative Transaction" has the meaning set forth in Section 3(f).
(f)   "Ballot" means the ballot for the Plan delivered to the Noteholders, the IFC Lender, the OFID Lender and any other entity entitled to vote on the Plan and included in the Solicitation Documents.
(g)   "Bankruptcy Code" has the meaning set forth in the Recitals.
(h)   "Bankruptcy Court" has the meaning set forth in the Recitals.
(i)   "Chapter 11 Cases" has the meaning set forth in the Recitals.
(j)   "Collateral Trust Agreements" has the meaning set forth in the Recitals.
(k)   "Company" has the meaning set forth in the Preamble.
(l)   "Confirmation Order" means the order entered, or to be entered, as applicable, by the Bankruptcy Court confirming the Plan.

(m)   "Cornamusa" means Corporacion de Navegacion Mundial S.A.
(n)   "Definitive Documents" has the meaning set forth in Section 2(c).
(o)   "Disclosure Statement" means the disclosure statement for the Plan that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties.
(p)   "IFC Lender" has the meaning set forth in the Preamble.
(q)   "IFC Loan Agreements" has the meaning set forth in the Recitals.
(r)   "IFC Loans" means the loans made by the IFC Lender under the IFC Loan Agreements.
(s)   "IFC-OFID Lenders" has the meaning set forth in the Preamble.
(t)   "IFC-OFID Loan Documents" has the meaning set forth in the Recitals.
(u)   "IFC-OFID Loan Purchase Agreement" means a loan purchase and assignment agreement by and among the IFC Lender, the OFID Lender, UABL Limited and Thurston Shipping Inc.
(v)   "Indenture" has the meaning set forth in the Recitals.
(w)   "Indenture Trustee" has the meaning set forth in the Recitals.
(x)   "Investment Agreement" means an agreement between two wholly-owned subsidiaries of Sparrow Capital Investments Ltd., Southern Cross, Parent and the River Business Holding Companies as contemplated by the Term Sheet and the Definitive Documents.
(y)   "Joinder Agreement" has the meaning set forth in Section 10.
(z)   "Majority Supporting Noteholders" means the Supporting Noteholders holding in the aggregate at least 50.1% of the aggregate principal amount of the Notes held by the Supporting Noteholders.
(aa)   "Management Services Agreement" means the agreement to be entered into by and among UABL S.A. and the Ocean Business Transferee in accordance with the Term Sheet.
(bb)   "Milestones" has the meaning set forth in Section 3(d).
(cc)   "Net Working Capital" means (i) the sum of the following assets of the Ocean Business: accounts receivable with unaffiliated clients, advances to unaffiliated suppliers, current tax credits reasonably expected to be realized on or before the one year anniversary of the date of calculation as set forth herein, and fuel and lubricant inventories, minus (ii) the sum of the following liabilities of the Ocean Business: accounts payable to unaffiliated suppliers, salaries and wages payable, accrued leave wages and accrued vacation, labor taxes payable and other taxes payable.
(dd)   "Noteholder" or "Noteholders" means a holder or holders of the Notes.

(ee)   "Noteholder Confidentiality Agreements" means, collectively, each Confidentiality Agreement dated as of July 6, 2016, between the Parent and a Noteholder.
(ff)   "Notes" has the meaning set forth in the Recitals.
(gg)   "Ocean Business" means the assets and liabilities set forth on Schedule 3.
(hh)   "Ocean Business Equity" means the equity interests in each of Mondalva Shipping Inc. and Palmdeal Shipping Inc.
(ii)   "Ocean Business Capitalization Amount" means $3,000,000; provided, that such amount shall be reduced on a dollar for dollar basis by the aggregate amount spent, from and after the date hereof, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business.
(jj)   "Ocean Business Capitalization Requirements" means, collectively, (a) $2,500,000 of cash; provided that such amount shall be reduced on a dollar for dollar basis by the aggregate amount spent, from and after the date hereof, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business; and (b) a minimum of $500,000 of Net Working Capital.
(kk)   "Ocean Business Restructuring" means the restructuring of the Ocean Business as set forth on Schedule 4.
(ll)   "Ocean Business Sale Deadline" has the meaning set forth in Section 3(e).
(mm)   "Ocean Business Transferee" has the meaning set forth in Section 3(e).
(nn)   "Offshore Lenders" means each of the lenders described in the loan agreements set forth on Schedule 2 herein.
(oo)   "Offshore Obligations" means each of the obligations in favor of the Offshore Lenders.
(pp)   "OFID Lender" has the meaning set forth in the Preamble.
(qq)   "OFID Loan Agreements" has the meaning set forth in the Recitals.
(rr)   "OFID Loans" means the loans made by the OFID Lender under the OFID Loan Agreements.
(ss)   "Parent" has the meaning set forth in the Preamble.
(tt)   "Parties" has the meaning set forth in the Preamble.
(uu)   "Petition Date" means the date that the Chapter 11 Cases are commenced.
(vv)   "Plan" has the meaning set forth in the Recitals.
(ww)   "Restructuring" has the meaning set forth in the Recitals.
(xx)   "River Business" means the River Business Holding Companies, all of their direct and indirect subsidiaries and all of their respective assets, including vessels (including barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property, but excluding the Ocean Business.

(yy)   "River Business Holding Companies" means, collectively, Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB Panama Inc., and UP River (Holdings) Ltd.
(zz)   "Securities Act" has the meaning set forth in the Recitals.
(aaa)   "Security Trustees" has the meaning set forth in the Recitals.
(bbb)   "Solicitation" means, collectively, (a) the solicitation by the Company of the Noteholders, the IFC Lender and the OFID Lender for the return of Ballots in favor of the Plan in accordance with the Solicitation Documents and (b) the solicitation by the Company of any other entities that may be entitled to vote on the Plan.
(ccc)   "Solicitation Documents" means the Disclosure Statement, the Plan and any other documents or agreements to be delivered to the Noteholders, the IFC Lender, the OFID Lender, Sparrow, Southern Cross and any other entities entitled to vote on the Plan in connection with the Solicitation, each of which shall be reasonably satisfactory in form and substance to each of the Company and the Supporting Parties.
(ddd)   "Solicitation Period" means the time period allotted for the Solicitation.
(eee)   "Southern Cross" has the meaning set forth in the Preamble.
(fff)   "Sparrow" has the meaning set forth in the Recitals.
(ggg)   "Subject Claims" means (a) the Notes, (b) the IFC Loans and (c) the OFID Loans.
(hhh)   "Subject Interests" means the equity interests in either (a) Parent if the Offshore Lenders consent to the Restructuring or (b) the River Business Holding Companies if the Offshore Lenders do not consent to the Restructuring.
(iii)   "Subsidiary" or "Subsidiaries" has the meaning set forth in the Preamble.
(jjj)   "Supermajority Supporting Noteholders" has the meaning set forth in Section 2(e).
(kkk)   "Supporting Creditors" means, collectively, the Majority Supporting Noteholders, the IFC Lender and the OFID Lender.
(lll)   "Supporting Noteholders" has the meaning set forth in the Preamble.
(mmm)   "Supporting Parties" means, collectively, Sparrow, Southern Cross, the Majority Supporting Noteholders, the IFC Lender and the OFID Lender.
(nnn)   "Termination Fee Tail Period" means the period from the date of this Agreement to and including the first anniversary of the date of this Agreement.
(ooo)   "Term Sheet" has the meaning set forth in the Recitals.
(ppp)   "Termination Fee Alternative Transaction" means an alternative offer, transaction, restructuring, liquidation, workout or plan of compromise or reorganization of the Company other than the Restructuring contemplated in this Agreement and the Definitive Documents; provided that an offer, transaction, restructuring, liquidation, workout or plan or compromise or reorganization of the Company that is solely with any or all of the Noteholders, the IFC Lender, the OFID Lender and any other creditor (and is not entered into, directly or indirectly, for the benefit of or on behalf of any other person (including pursuant to any contractual or other arrangement or understanding contemplating a future transfer to or transaction with such person)) shall not constitute a Termination Fee Alternative Transaction.

(qqq)   "Transfer" has the meaning set forth in Section 9(a).
2. The Restructuring.
(a) The Restructuring will be implemented through the filing of the Chapter 11 Cases and the confirmation and consummation of the Plan.
(b) The Term Sheet is expressly incorporated herein by reference and is made part of this Agreement.  References to "the Agreement," "this Agreement," "herein" or "hereof" include this Agreement and each of the Exhibits.  Unless otherwise specified herein, the words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation."  In the event the terms and conditions as set forth in the Exhibits and this Agreement are inconsistent, the terms and conditions as set forth in this Agreement shall govern.
(c) Each Party shall negotiate in good faith and use commercially reasonable efforts to complete the definitive documentation (which shall include customary releases in favor of the Supporting Noteholders, the other Supporting Parties, management, directors and advisors) for the Restructuring and the transactions contemplated by this Agreement as reasonably necessary and appropriate to consummate the Restructuring, including each of the Investment Agreement, the Plan and all documents that will comprise supplements to the Plan, the Disclosure Statement, the IFC-OFID Loan Purchase Agreement, the Management Services Agreement, if requested by the Majority Supporting Noteholders in a form to be mutually agreed by UABL S.A., the Majority Supporting Noteholders, the IFC Lender and the OFID Lender, and the Confirmation Order in a form to be mutually agreed by the Parties (collectively, the "Definitive Documents"), each of which shall be consistent in all material respects with this Agreement and the Term Sheet and shall be in form and substance, and with representations, warranties, covenants and other terms and conditions, except as otherwise specified above, reasonably acceptable to (i) the Supporting Parties and (ii) the Company.
(d) Each Party shall act in good faith and use commercially reasonable efforts to complete the Restructuring in accordance with the deadlines specified below, which deadlines in all cases may be extended by written agreement of the Company and the Supporting Parties (collectively, the "Milestones"):
(i) the Definitive Documents (other than the Management Services Agreement and the Confirmation Order) shall be in final form reasonably satisfactory in all material respects to the Company and the Supporting Parties on or before November 23, 2016;
(ii) the Company shall (1) commence the Solicitation on or before November 30, 2016 and (2) keep the Solicitation open until no later than January 4, 2017;
(iii) the Chapter 11 Cases shall be commenced no later than January 10, 2017;
(iv) the Company shall file a motion to assume this Agreement on the Petition Date that is in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties;
(v) the Parties shall support and take all steps reasonably necessary to obtain entry of an order approving this Agreement in all material respects (including approval of any fee and expense reimbursement payable hereunder, including any Termination Fee payable to Sparrow) and the Company's assumption thereof, which order shall be in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties and shall be entered by the Bankruptcy Court (and not be stayed) no later than February 9, 2017;

(vi) the hearing to confirm the Plan, and approve the Disclosure Statement and Solicitation in connection therewith shall be held as soon as reasonably practicable, but in no event later than February 27, 2017; and
(vii) On or before February 28, 2017, (1) the Bankruptcy Court shall enter a Confirmation Order that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties confirming the Plan, which order shall (x) provide, inter alia, that the Parties have proceeded in good faith in all respects in connection with the Chapter 11 Cases and the transactions contemplated by this Agreement and the Term Sheet and (y) approve the Company's assumption of the Investment Agreement, the Management Services Agreement and the IFC-OFID Loan Purchase Agreement and (2) the Company shall achieve substantial consummation of the Plan (the date of such consummation, the "Effective Date").
3. Obligations of the Company.  Subject to the terms and conditions of this Agreement, the Company shall support and take, and cause all of its direct and indirect subsidiaries to support and take, all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet and the Definitive Documents (including all obligations of the Company with respect to the costs of effecting the Restructuring, including the payment of the fees and expenses (including legal fees and expenses) set forth in this Agreement and the Definitive Documents), the foregoing shall not require Parent or its direct and indirect subsidiaries to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) permit and timely facilitate any and all commercially reasonable due diligence related to or in connection with the Ocean Business, including the Management Services Agreement, Cornamusa, the Ocean Business Restructuring, the Acceptable Ocean Sale and the Ocean Business Hand Over, if any;
(b) subject to the terms and conditions of this Agreement, from the date hereof until the date of the consummation of the Plan, (i) use commercially reasonable efforts to operate the River Business and the Ocean Business in the ordinary course of business consistent with past practice (which, for the avoidance of doubt, shall include no Ocean Business cash being transferred outside of the Ocean Business to Sparrow, Southern Cross or the Company or any of their respective Affiliates without the consent of the Majority Supporting Noteholders), (ii) promptly inform the Supporting Parties about all occurrences that are reasonably expected to have an adverse effect in any material respect on the assets, operations or relationships of the River Business taken as a whole or the Ocean Business taken as a whole and (iii) cause the Ocean Business to commit and spend through the effective date of the Plan capital expenditures with respect to the Ocean Business consistent with past practice and in the ordinary course (provided that any such expenditures shall be funded with available funds generated by the Ocean Business in excess of its expenses);
(c) effect the Ocean Business Restructuring in connection with any Acceptable Ocean Sale or, if applicable, the Ocean Business Hand Over;
(d) in accordance with the terms and conditions of this Agreement, concurrently solicit each of the Noteholders, the IFC Lender, the OFID Lender and any other entities that may be entitled to vote on the Plan for the return of their respective Ballots in favor of the Plan;

(e) continue to market the Ocean Business for sale (including incurring customary marketing costs in connection therewith and engaging and negotiating in a timely fashion in good faith with any prospective purchasers) and seek to consummate such sale no later than the Effective Date (the "Ocean Business Sale Deadline") on terms and conditions (which shall include the transfer of (i) (x) $2.5 million of cash if such sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale if such sale occurs before or after January 31, 2017 and (ii) Net Working Capital of the Ocean Business in the amount of (x) a minimum of $500,000 if such sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale if such sale occurs before or after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection with such sale (including for any fees and reasonable expenses directly related to such sale)) acceptable to (1) the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) and (2) Sparrow and Southern Cross (such consent not to be unreasonably withheld, delayed or conditioned) to the extent the consummation of such sale results in any material tax liability for materially increases the obligations or liabilities of, or materially decreases the assets of, the River Business, Sparrow or Southern Cross (provided that (x) the Ocean Business Restructuring shall not be deemed to constitute a material increase in the obligations or liabilities of the River Business, Sparrow or Southern Cross and (y) the tax assets of the River Business that are being used to offset taxes arising in connection with such sale shall not be deemed to constitute a material decrease in the assets of the River Business) (the "Acceptable Ocean Sale"); provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Company shall, if requested by Noteholders holding in the aggregate at least 90% of the aggregate principal amount of the Notes held by all Supporting Noteholders (the "Supermajority Supporting Noteholders") no later than the earlier of (i) ten calendar days prior to such Ocean Business Sale Deadline and (ii) February 28, 2017 (the earlier of such date, the "Ocean Business Election Deadline"), transfer the Ocean Business Equity to an entity designated by the Majority Supporting Noteholders and held by the Indenture Trustee (the "Ocean Business Transferee") to receive such Ocean Business Equity on behalf of all Noteholders; provided further that to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Company that they will not be electing to receive the transfer of the Ocean Business Equity, in each case (x) the Ocean Business Equity shall be retained by Princely International Finance Corp. and all claims of the Noteholders with respect thereto shall be released and (y) the Company shall pay the Ocean Business Capitalization Amount in cash to the Noteholders (and each IFC-OFID Lender shall be paid its pro rata share of the True-Up Amount (as defined in the Term Sheet) promptly upon the Noteholders receipt of such payment) at the same time the Noteholder Cash Recovery (as defined in the Term Sheet) is paid.  In addition, any Noteholder on its own behalf may elect to not receive its pro rata share of the Ocean Business Transferee by delivering written notice of such election to the Indenture Trustee and the Company no later than three Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated pro rata among the remaining Noteholders.  For the avoidance of doubt, any such transfer of the Ocean Business Equity shall be in connection with, and subject to, the consummation of the Plan and in accordance with the terms set forth in the Term Sheet;
(f) except as set forth in Section 3(d), refrain from and cause its advisors and representatives to refrain from, directly or indirectly, taking any action to seek, solicit, initiate, encourage or assist the submission of, or entering into any discussions, negotiations or agreements regarding, any proposal, negotiation or offer relating to the capitalization or recapitalization of the Company, any refinancing of the Company's debt or other obligations, any other transaction involving securities issued by the Company, any sale of the Company's main assets, debt or equity, or any other transaction that would render the Restructuring incapable of being consummated on the terms set forth in this Agreement other than the Restructuring contemplated pursuant to this Agreement (each, an "Alternative Transaction");

(g) promptly notify the Supporting Parties regarding any inquiries by third parties with respect to an Alternative Transaction of any kind;
(h) not take any actions that are inconsistent with this Agreement or the expeditious confirmation and consummation of the Plan;
(i) timely pay or reimburse by bank wire transfer in accordance with any applicable fee letters all reasonable and documented fees and out-of-pocket expenses, whether or not the Restructuring is consummated, of the Indenture Trustee, the Security Trustees, the Ad Hoc Committee, the Supporting Noteholders and the IFC-OFID Lenders (in accordance with the applicable IFC-OFID Loan Agreements); provided that legal and advisor fees and expenses shall be limited to the following: (i) Milbank, Tweed, Hadley & McCloy LLP, as counsel to the Ad Hoc Committee, in accordance with the terms set forth in that certain Letter Agreement dated as of December 10, 2015, accepted and agreed to by the Company; (ii) PJT Partners, L.P., as advisor to the Ad Hoc Committee, in accordance with the terms set forth in that certain Engagement Letter dated as of January 20, 2016, accepted and agreed to by the Company; (iii) Mayer Brown LLP, as counsel to the IFC-OFID Lenders, in accordance with the terms set forth in that certain Letter Agreement dated as of February 17, 2016, accepted and agreed to by the Company; (iv) FTI Consulting, Inc., as advisor to the IFC-OFID Lenders, in accordance with the terms set forth in that certain Letter Agreement dated as of January 20, 2016, accepted and agreed to by the Company, (v) Ober Kaler, as counsel to the Indenture Trustee; and (vi) any other local counsel and advisors retained by the Indenture Trustee, the Security Trustees, the Ad Hoc Committee or the IFC-OFID Lenders in connection with the Restructuring (in consultation with and subject to approval (such approval not to be unreasonably withheld, conditioned or delayed) by the Company, Sparrow and Southern Cross each in their reasonable discretion as to scope and cost in a mutual effort to manage costs to the estate); provided further no more than one local counsel or advisor per jurisdiction for each of the Indenture Trustee, the Security Trustees, the Ad Hoc Committee or the IFC-OFID Lenders shall be retained; provided further that prior to the Effective Date, all of the Company's obligations set forth in this Section 3(h) shall be current.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses pursuant to this Section 3(h) shall survive the termination of this Agreement.  The Company's agreement to timely pay or reimburse, as the case may be, the foregoing fees and expenses is an integral part of the transactions contemplated by this Agreement and the Term Sheet and, without such agreement, the members of the Ad Hoc Committee, the Supporting Noteholders and the IFC-OFID Lenders would not have entered into this Agreement;
(j) if this Agreement is terminated, and if such termination is not caused by a breach of this Agreement by Sparrow or Southern Cross or any Affiliate of either thereof (other than the Company or any of its subsidiaries to the extent such breach by the Company or any of its Subsidiaries was not caused by Sparrow or Southern Cross or by Sparrow's director nominees of the Company), pay or reimburse all reasonable and documented out-of-pocket legal fees and expenses of (a) Chadbourne & Parke LLP, as counsel to each of Sparrow and Southern Cross and (b) local counsel to Sparrow and Southern Cross (provided that no more than one local counsel or advisor per jurisdiction for Sparrow and Southern Cross, taken as a whole, shall be retained), in each case incurred on or after June 1, 2016 and in connection with the negotiation and documentation of this Agreement and the Definitive Documents and the consummation of the transactions contemplated hereby.  If this Agreement is terminated, and if such termination occurs in a manner set forth on Schedule 5 hereto, then no later than five (5) days following the consummation of a Termination Fee Alternative Transaction, the Company shall pay to Sparrow the Termination Fee (as defined below), by wire transfer, as directed by Sparrow, in immediately available funds; provided that no Termination Fee shall be paid if a Termination Fee Alternative Transaction is consummated with Sparrow or any Affiliate thereof on substantially similar terms to the terms set forth in this Agreement and the Term Sheet but without the breaching Supporting Creditor, if any, as a party to such Alternative Transaction.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses and the Termination Fee pursuant to this Section 3(i) shall survive the termination of this Agreement.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses and the Termination Fee pursuant to this Section 3(i), to the extent the Company commences the Chapter 11 Cases, shall constitute an administrative expense of the Company under the Bankruptcy Code.  "Termination Fee" shall mean an amount equal to $1,825,000.  The Company's agreement to pay or reimburse, as the case may be, the fees and expenses and the Termination Fee pursuant to this Section 3(i) is an integral part of the transactions contemplated by this Agreement and the Term Sheet and, without such agreement, Sparrow and Southern Cross would not have entered into this Agreement;

(k) provide draft copies of all "first day" motions, "second day" motions and other material pleadings or documents that the Company intends to file with the Bankruptcy Court to counsel for each of Sparrow, Southern Cross, the Ad Hoc Committee and the IFC-OFID Lenders at least three days prior to the date when the Company intends to file such document, and the form and substance of any such proposed filing shall be reasonably acceptable in form and substance in all material respects to each of the Supporting Parties prior to filing with the Bankruptcy Court;
(l) provide copies of all material documents or materials relating to the Restructuring that the Company shares with any third-parties, including any official committee appointed in the Chapter 11 Cases or the Office of the United States Trustee, with counsel for Sparrow, Southern Cross, the Ad Hoc Committee and the IFC-OFID Lenders;
(m) use commercially reasonable best efforts to obtain any and all required regulatory and/or third-party approvals necessary to consummate the Restructuring, the Acceptable Ocean Sale and, to the extent an Acceptable Ocean Sale is not consummated, the Ocean Business Hand Over, if so elected by the Supermajority Supporting Noteholders;
(n) use commercially reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;
(o) to the extent the Company has any right to vote or direct the vote of any Claim, vote or direct such vote in favor of the Plan; and
(p) except as provided for herein or in the Term Sheet, not assume or reject any executory contract or unexpired lease to which it is a party pursuant to Section 365 of the Bankruptcy Code without the prior written consent of Sparrow and Southern Cross.
4.                 Obligations of Supporting Noteholders.  Subject to the terms and conditions of this Agreement, each Supporting Noteholder (severally and not jointly), solely as it remains the legal owner, beneficial owner, and/or investment advisor or manager of or with power and/or authority to bind any claims held by it, shall support and take all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require the Supporting Noteholders or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) subject to the receipt by such Supporting Noteholder of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects (as determined as among the Supporting Noteholders by the Majority Supporting Noteholders), prior to the commencement of the Solicitation Period, acknowledge in writing that the Solicitation Documents contain "adequate information" as required under section 1125(a) of the Bankruptcy Code, the Solicitation satisfies the requirements for a pre-petition solicitation under section 1125(g) of the Bankruptcy Code and the return of Ballots in favor of the Plan constitutes and shall be deemed acceptance of the Plan under section 1126(b) of the Bankruptcy Code;
(b) subject to the receipt by such Supporting Noteholder of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects (as determined as among the Supporting Noteholders by the Majority Supporting Noteholders), prior to the expiration of the Solicitation Period (i) vote or cause to be voted each and every claim now owned or hereafter acquired by such Supporting Noteholder under the Notes and the Indenture in favor of the Restructuring and (ii) deliver its duly executed and completed Ballot accepting the Plan, provided that such vote and Ballot shall be deemed immediately revoked and deemed void ab initio without any further act by any Supporting Noteholder upon termination of this Agreement pursuant to the terms hereof;

(c) not change or withdraw (or cause or direct to be changed or withdrawn) such vote or Ballot;
(d) to the extent it is permitted to opt out of any releases set forth in the Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(e) not directly or indirectly object to, delay, impede or take any other action to interfere with the acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(f) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(g) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring;
(h) use reasonable efforts to execute any document and give any notice, order or instruction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; provided that nothing set forth in this Agreement shall require any Supporting Noteholder to provide any information that it determines in its sole discretion to be sensitive or confidential;
(i) upon execution of this Agreement and until the earlier of the termination of this Agreement or the consummation of the Restructuring, each Supporting Noteholder shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the Term Sheet; and
(j) shall not direct any administrative agent, collateral agent, or the Indenture Trustee (as applicable) to take any action inconsistent with such Supporting Noteholder's respective obligations under this Agreement, and if any applicable administrative agent, collateral agent or the Indenture Trustee takes any action inconsistent with the Supporting Noteholder's obligations under this Agreement, the Supporting Noteholders shall promptly direct such administrative agent, collateral agent or the Indenture Trustee to cease and refrain from taking any such action so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the Indenture Trustee.
5. Obligations of the IFC-OFID Lenders. Subject to the terms and conditions of this Agreement, each IFC-OFID Lender (severally and not jointly) shall support and take all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require the IFC-OFID Lenders or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:

(a) subject to the receipt by such IFC-OFID Lender of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, prior to the commencement of the Solicitation Period, acknowledge in writing that the Solicitation Documents contain "adequate information" as required under section 1125(a) of the Bankruptcy Code, the Solicitation satisfies the requirements for a pre-petition solicitation under section 1125(g) of the Bankruptcy Code and the return of Ballots in favor of the Plan constitutes and shall be deemed acceptance of the Plan under section 1126(b) of the Bankruptcy Code;
(b) subject to the receipt by such IFC-OFID Lender of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, prior to the expiration of the Solicitation Period (i) vote or cause to be voted each and every claim  now owned or hereafter acquired by such IFC-OFID Lender under the IFC-OFID Loan Documents in favor of the Restructuring and (ii) deliver its duly executed and completed Ballot accepting the Plan; provided that such vote and Ballot shall be deemed immediately revoked and deemed void ab initio without any further act by any IFC-OFID Lender upon termination of this Agreement pursuant to the terms hereof;
(c) not change or withdraw (or cause or direct to be changed or withdrawn) such, vote or Ballot;
(d) to the extent it is permitted to elect whether to opt out of any releases set forth in the Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(e) not directly or indirectly object to, delay, impede or take any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(f) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(g) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring;
(h) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; provided that nothing set forth in this Agreement shall require either IFC-OFID Lender to provide any information that it determines in its sole discretion to be sensitive or confidential:
(i) upon execution of this Agreement, until the earlier of the termination of this Agreement or the consummation of the Restructuring, each IFC-OFID Lender shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the Term Sheet; and

(j) neither IFC-OFID Lender shall direct the Security Trustees to take any action inconsistent with such IFC-OFID Lender's respective obligations under this Agreement, and if any Security Trustee takes any such inconsistent action, the IFC-OFID Lenders shall promptly direct such Security Trustee to cease and refrain from taking any such action so long as such direction by the IFC-OFID Lenders does not give rise to any additional indemnification obligations to the applicable Security Trustee.
6. Obligations of Southern Cross and Sparrow.  Subject to the terms and conditions of this Agreement, each of Southern Cross and Sparrow (severally and not jointly) shall support and take, and cause any of its affiliates to support and take, all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require Southern Cross or Sparrow or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) subject to the receipt by Sparrow and Southern Cross of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, (i) to timely vote, if solicited, all of its and its affiliate's claims (as defined in section 101(5) of the Bankruptcy Code) against, and interests in, the Company, now or hereafter owned by it (or any of its affiliates) or for which it now or hereafter serves as the nominee, investment manager, or advisor for holders thereof, to accept the Plan in accordance with the applicable procedures set forth in the Disclosure Statement and the Solicitation Documents with respect to the Plan and (ii) to the extent such election is available, not elect on its Ballot to preserve claims, if any, that it (or any of its affiliates) own or control that may be affected by any releases contemplated by the Plan;
(b) not change or withdraw (or cause to be changed or withdrawn) such vote or Ballot;
(c) not directly or indirectly object to, delay, impede or take any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(d) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(e) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets for the Company other than the Restructuring; and
(f) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring, including with respect to Southern Cross, guarantying Sparrow's obligations under the Investment Agreement pursuant to the guaranty obligations of Southern Cross set forth therein; provided that nothing set forth in this Agreement shall require any of Southern Cross or Sparrow to provide any information that it determines in its sole discretion to be sensitive or confidential.

The aggregate amount of any payments required to be made and obligations required to be assumed or incurred by Southern Cross under the terms of this Agreement shall in no event exceed $5 million in the aggregate; provided that the foregoing shall not limit (and shall not count towards such limit) any obligations that Southern Cross may have in any of the agreed upon Definitive Documents.  Upon the Definitive Documents being determined to be in agreed upon form pursuant to the terms set forth herein (and the execution and delivery (but not the effectiveness) of the Investment Agreement and the OFC-OFID Loan Purchase Agreement), liability of Southern Cross shall be, without duplication, the cumulative obligations of Sparrow and Southern Cross under each of this Agreement and the Investment Agreement (but only to the extent of obligations thereto related to the River Business); provided that such amount shall not be in excess of $73.0 million.

7. Effectiveness of the Agreement.  This Agreement shall become effective upon execution and delivery of counterpart signature pages to this Agreement by (a) Noteholders holding in the aggregate at least 66 2/3% of the outstanding aggregate principal amount of the Notes, (b) the IFC Lender, (c) the OFID Lender, (d) the Company, (e) Southern Cross and (f) Sparrow.
8. Acknowledgements.  This Agreement is not and shall not be deemed to be a solicitation for consents to the Plan.  The votes of the Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross will not be solicited until the Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross, as applicable, have received the Solicitation Documents.  In addition, this Agreement does not constitute an offer to issue or sell securities to any person, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.
9. Limitations on Transfer of Interests.
(a) Each Supporting Party shall not (a) sell, transfer, assign, pledge, hypothecate, pledge a lien, grant a participation interest in, or otherwise dispose of, directly or indirectly, any of its right, title, or interest in respect of any of such Supporting Party's Subject Claims or Subject Interests in whole or in part (except as contemplated in this Agreement), or (b) grant any proxies, deposit any of such Supporting Party's Subject Claims or Subject Interests into a voting trust, or enter into a voting agreement with respect to any such Subject Claims or Subject Interests (each of the actions described in clauses (a) and (b), a "Transfer"), unless such Transfer is to another Supporting Party or any other entity that first agrees in writing to be bound by the terms of this Agreement by executing and delivering to the Company and such Supporting Party a joinder substantially in the form attached hereto as Exhibit B (the "Joinder Agreement"), provided that nothing in this Section 9 shall prohibit or otherwise affect any Supporting Party's pledge of its Subject Claims or Subject Interests to such Supporting Party's own lender in the ordinary course of business so long as any such pledge shall be subject to, and the pledgee agrees to be bound by, the terms of this Agreement.  With respect to any Notes or other debt or equity interests held by the relevant transferee upon consummation of a Transfer in accordance with this Section 9, such transferee shall be deemed to make all of the representations and warranties of a Supporting Party set forth in Section 15 of this Agreement as of the date of such Transfer.  Upon compliance with the foregoing, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations.  Any Transfer made in violation of this Section 9 shall be deemed null and void and of no force or effect.

(b) Notwithstanding Section 9(a), (i) an entity that is acting in its capacity as a Qualified Marketmaker shall not be required to be or become a Supporting Party to effect any transfer (by purchase, sale, assignment, participation, or otherwise) of any claim against, or interest in, the Company by a Supporting Party to a transferee; provided that such transfer by a Supporting Party to a transferee shall be in all other respects in accordance with and subject to Section 9(a) and (ii) to the extent that a Supporting Party, acting in its capacity as a Qualified Marketmaker, acquires any claim against, or interest in, the Company from a holder of such claim or interest who is not a Supporting Party, it may transfer (by purchase, sale, assignment, participation, or otherwise) such claim or interest without the requirement that the transferee be or become a Supporting Party in accordance with this Section 9.  For purposes of this this Section 9(b), a "Qualified Marketmaker" means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against, or interests in, the Company (including debt securities or other debt) or enter with customers into long and short positions in claims against, or interests in, the Company (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against, or interests in, the Company, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).
10. Additional Supporting Noteholders.  Any holder of the Notes may at any time become a party to this Agreement (an "Additional Supporting Noteholder") by executing a copy of the Joinder Agreement pursuant to which such Additional Supporting Noteholder will agree to be bound by the terms of this Agreement as a Supporting Noteholder hereunder.
11. Further Acquisition of Indebtedness.  This Agreement shall in no way be construed to preclude any Supporting Party or any of its affiliates from acquiring additional claims or other interests in the Company.  Each Supporting Party agrees, severally and not jointly, that such additional claims or interests shall be subject to the terms of this Agreement.
12. Appearance as Party-in-Interest.  Nothing in this Agreement shall, or shall be deemed to, prohibit any Supporting Party or any of such Supporting Party's officers or representatives, from appearing as a party-in-interest in any matter to be adjudicated in the Chapter 11 Cases if such appearance and the positions advocated in connection therewith are for the purposes of contesting whether any matter, fact or thing, is a breach of, or inconsistent with, this Agreement.
13. Further Assurances.  From and after the date hereof, the Parties shall execute and deliver all such agreements, instruments and documents and to take all such further actions as the Company or a Supporting Party may reasonably deem necessary from time to time to carry out the intent and purpose of this Agreement and implement and consummate the Restructuring.
14. Termination.
(a) Company's Right to Terminate.  The Company may terminate this Agreement as to all Parties upon five business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events; provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five business day notice period:
(i) the Company's independent directors as of the date of this Agreement (which, for the avoidance of doubt, are George Wood, John Wobensmith and Barry Ridings and any replacements thereof in consultation with and reasonably acceptable to the Supporting Creditors) unanimously determine, in good faith and upon advice of their advisors and subject to the terms and conditions of this Agreement, that the Company's performance under this Agreement is inconsistent with the independent directors' exercise of their fiduciary duties under applicable law;

(ii) any material breach by any of the other Parties to this Agreement of any of their respective material obligations under this Agreement that materially and adversely impacts the Company;
(iii) termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement;
(iv) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any permanent and final injunction, judgment, decree, charge, ruling or order preventing the consummation of the Restructuring and that would materially and adversely impact the Company; or
(v) the failure to meet any Milestone as a result of the breach by the Supporting Creditors of their obligations under this Agreement.
(b) Supporting Parties' Right to Terminate.  Each of the Supporting Parties may terminate this Agreement as to all Parties upon five business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events, if such event remains uncured (but only to the extent that such event is capable of being cured) after the expiration of such five business day notice period:
(i) the final Solicitation Documents or Definitive Documents include terms that are inconsistent in any material respect with the Term Sheet and this Agreement with respect to such Supporting Party, unless such variance in terms has been approved in writing by the Company and such Supporting Party; provided that nothing in this Section shall override the rights set forth in Section 21.
(ii) the filing by the Company of any motion or other request for relief, and such filing or request is not withdrawn or dismissed within seven days, seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan;
(iii) the Company fails to contest, in a timely and appropriate manner, the filing by any party of any motion or other request for relief seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan;
(iv) the entry of an order by the Bankruptcy Court (1) dismissing the Chapter 11 Cases, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointing a trustee or an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code in the Chapter 11 Cases or (4) the effect of which would render the Plan incapable of consummation on the terms set forth herein;
(v) (1) the filing by the Company of any motion (2) or the entry of an order by the Bankruptcy Court, in each case approving a material payment to any party (whether in cash, equity or other property or whether as adequate protection, settlement of a dispute, or otherwise) that would be materially inconsistent with the treatment of such party under the Term Sheet or the Definitive Documents and/or such payment would materially and adversely affect such Supporting Party;

(vi) the filing by the Company of any motion or other request for relief seeking to (1) approve or implement any debtor-in-possession financing that is not proposed, agreed, or consented to by the Company, the Supporting Creditors, Sparrow and Southern Cross in their sole discretion and/or (2) approve the Company's use of the Noteholders' or the IFC-Lenders' cash collateral without the consent of (A) the Majority Supporting Noteholders or the IFC-OFID Lenders, as the case may be, (B) Sparrow and (C) Southern Cross; provided that to the extent the Company is seeking to use cash collateral as reasonably required for the implementation of the Restructuring and the Plan, such consent shall not be unreasonably withheld, conditioned or delayed; provided further in the event of any distribution of the cash collateral to the Noteholders or the IFC-OFID Lenders, such distribution shall be made in accordance with the percentages set forth in the definitions of Initial Noteholder Cash Recovery and Initial IFC/OFID Cash Recovery (as each are defined in the Term Sheet).
(vii) any governmental authority, including any regulatory authority or court of competent jurisdiction, shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Company;
(viii) the failure to meet any Milestone; provided that the failure to achieve any such Milestone is not as a result of the breach by such Supporting Party of its obligations under this Agreement;
(ix) any material breach by any of the other Parties of any of their respective material obligations under this Agreement that materially and adversely impacts such Supporting Party; or
(x) termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement.
(c) Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated, upon written notice to all other Parties in accordance with Section 31, by mutual agreement among (a) the Company and (b) each of the Supporting Parties.
(d) For the avoidance of doubt, the Company's commencement of the Chapter 11 Cases in accordance with the terms of this Agreement shall not provide any Party with an independent right to terminate this Agreement.
(e) Effect of Termination.  Upon termination of this Agreement in accordance with Section 14(a), (b) or (c), (i) this Agreement shall be of no further force and effect with respect to the Parties and such Parties shall be released from their commitments, undertakings and agreements under or related to this Agreement, and shall have the rights and remedies that they would have had if they had not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring or otherwise, that they would have been entitled to take had they not entered into this Agreement, and (ii) any and all consents and/or votes delivered by the Parties shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner in connection with this Agreement, the Restructuring or otherwise.  Notwithstanding the foregoing, in no event shall such termination relieve any Party from (x) liability for its breach or non-performance of its obligations hereunder prior to the date of such termination and (y) obligations under this Agreement that by their terms expressly survive any such termination.

15. Representations and Warranties.  Each of the applicable Parties represents and warrants as to itself only, severally and not jointly, to each other Party, as of the date of this Agreement, as follows:
(a) Enforceability.  It is validly existing and in good standing under the laws of the jurisdiction of its organization (or in the case of the IFC-OFID Lenders, it is validly established by its member countries), and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as may be limited by applicable law; provided that no provision of this Agreement shall constitute a waiver of the IFC-OFID Lenders' rights and privileges referenced in Section 32(b).
(b) No Consent or Approval.  Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its respective obligations under this Agreement.
(c) Power and Authority.  It has all requisite corporate or partnership, as applicable, power and authority to enter into this Agreement and to carry out the Restructuring and to perform its respective obligations under this Agreement.
(d) Authorization.  The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  The Parties further represent and warrant that their respective boards or directors or similar decision making authorities, as applicable, have approved this Agreement by all requisite action.
(e) No Conflict. The execution, delivery and performance by it of this Agreement does not (a) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational document) or (b) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).
(f) Eligibility.  With respect to each Supporting Noteholder, (i) it is either (1) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (2) an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act or (3) a non-U.S. Person as defined in Regulation S under the Securities Act and will not acquire any securities issued by the Company in connection with the Restructuring for the account or benefit of any U.S. Person and (ii) any securities acquired by such Supporting Noteholder in connection with the Restructuring described herein and in the Term Sheet will have been acquired for investment purposes and not with a view to distribution.
(g) Ownership by Parties.  As of the date each Supporting Party executes this Agreement, (i) such Supporting Party either (1) is the legal and beneficial owner of the aggregate principal amount of the Notes, the IFC Loans, the OFID Loans and/or the equity interests (including common stock and warrants) in Parent set forth on its signature page, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Supporting Party's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, or (2) has investment or voting discretion or control with respect to discretionary accounts for the holders or beneficial owners of the aggregate principal amount of the Notes, the IFC Loans, the OFID Loans and/or equity interests (including common stock and warrants) in Parent set forth on its signature page and has the power and authority to bind the beneficial owner(s) of such claims and interests to the terms of this Agreement, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Supporting Party's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, and (ii) such Supporting Party has full power and authority to vote on and consent to all matters concerning the Notes, the IFC Loans, the OFID Loans and/or the equity interests (including common stock and warrants) in Parent set forth on its signature page and to exchange, assign, and transfer its claims.

(h) Parent represents and warrants that: (i) it is the record and beneficial holder of all of the equity interests in each of the River Business Holding Companies; (ii) all of such equity interests have been duly authorized and are validly issued, fully paid and non-assessable, free and clear of any liens, claims and encumbrances of any kind (other than liens permitted under the Indenture) and have been issued in compliance with applicable law; (iii) none of Parent's equity interests in the River Business Holding Companies are subject to, or have been issued in violation of, preemptive or similar rights; and (iv) no voting trusts, proxies, or other agreements or understandings exist with respect to the voting equity interests of the River Business Holding Companies other than pledges of such equity interests to the Indenture Trustee or the Security Trustees.
(i) Proceedings.  The Company represents and warrants that no litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would adversely affect its ability to enter into this Agreement or perform its obligations hereunder.
(j) Accuracy of Information. The Company represents that none of the materials and information provided in writing by or on behalf of the Company to the Supporting Noteholders or the IFC-OFID Lenders in connection with the Restructuring contemplated in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.
(k) Offshore Lenders.  Parent represents and warrants that, except for claims against Cornamusa, none of the Offshore Lenders have any claims against the River Business or the Ocean Business.
(l) Ocean Business.  The assets (including any and all existing rights, permits, approvals and authorizations necessary to operate the Company's ocean business) and liabilities of the entities set forth on Schedule 3 represent in all material respects the Company's ocean business and such assets and liabilities together with (i) the services to be provided under the Management Services Agreement, if applicable, and (ii) the services of a chief executive officer are sufficient to operate such ocean business as a standalone business in the ordinary course and consistent with past practice, including those rights, permits, approvals, temporary flagging rights and authorizations necessary for the operation of the ocean business in the jurisdiction in which it operates (i.e. Argentina) as currently conducted, and all such assets, rights, permits, approvals, flagging rights and authorizations  shall be transferred to or retained by the Ocean Business, as applicable, pursuant to the Ocean Business Restructuring and transferred to any purchaser of the Ocean Business in connection with any Acceptable Ocean Sale or, if applicable, the Ocean Business Transferee as part of the Ocean Business Hand Over.  The Company represents and warrants that as of the date hereof, the Ocean Business has a current cash balance of no less than $2.0 million. To the best of the Company's knowledge, the Ocean Business Hand Over will not impose upon any Noteholder or IFC-OFID Lender any regulatory or reporting requirements in the jurisdictions in which the Ocean Business operates.
16. Direction to Indenture Trustee and Security Trustees.
(a) The Supporting Noteholders agree that, as long as this Agreement has not been terminated, to the extent permitted by the Indenture, this Agreement shall be deemed a direction to the Indenture Trustee under the Indenture to take all actions consistent with this Agreement to support consummation of the Restructuring and the transactions contemplated by the Definitive Documents so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the Indenture Trustee.

(b) Each IFC-OFID Lender agrees that, as long as this Agreement has not been terminated, to the extent permitted by the Collateral Trust Agreements, this Agreement shall be deemed a direction to each Security Trustee under their respective Collateral Trust Agreement to take all actions consistent with this Agreement to support the consummation of the Restructuring and the transactions contemplated by the Definitive Documents so long as such direction by the applicable IFC-OFID Lender does not give rise to any additional indemnification or other obligations to either Security Trustee.
17. Tax Implications.  Each Party agrees to use its commercially reasonable efforts, including by agreeing to, executing and delivering any necessary documents consistent with the terms of the Restructuring and the Term Sheet, to minimize the tax ramifications of the Restructuring, including, but not limited to, any cancellation of debt income; provided that such actions do not require such Party to incur or assume any material obligation or liability or otherwise have a material adverse effect on such Party.
18. Enforceability.  Each of the Parties acknowledges and agrees that this Agreement is being executed in connection with negotiations concerning the Restructuring and in contemplation of the Chapter 11 Cases, and (a) the rights granted in this Agreement are enforceable by each signatory hereto without approval of the Bankruptcy Court and (b) the Company waives any right to assert that the exercise of such rights by Southern Cross, any Supporting Party or the Indenture Trustee violates the automatic stay provisions of the Bankruptcy Code.
19. Governing Law; Jurisdiction.
(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
(b) By its execution and delivery of this Agreement, each Party hereto irrevocably and unconditionally agrees for itself that from the Petition Date any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the Bankruptcy Court.  By execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the Bankruptcy Court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.
(c) In the event the Bankruptcy Court does not have or refuses to exercise jurisdiction with respect to this Agreement and any disputes arising therefrom, any legal action, suit, or proceeding against or among the Parties with respect to any matter under or arising out of or in connection with this Agreement, or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the District Court for the Southern District of New York, and by execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the District Court for the Southern District of New York, as applicable.
20. Entire Agreement.  This Agreement (including, for the avoidance of doubt, the Exhibits) constitute the entire agreement with respect to the Restructuring and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of each of the Parties, whether oral, written, or implied, as to the subject matter hereof.

21. Amendment or Waiver.  Except as otherwise specifically provided herein, this Agreement may not be modified, amended, or supplemented unless such modification, amendment, or supplement is in writing and has been signed by the Company and the Supporting Parties; provided that (a) no such modification waiver, amendment, or supplement shall without the consent of each of the Supporting Noteholders reduce the amount of cash consideration to be distributed on account of the Notes as set forth in the Term Sheet and (b) the Majority Supporting Noteholders and the IFC-OFID Lenders may amend the definitions of "Initial IFC/OFID Cash Recovery" and "Initial Noteholder Cash Recovery" without the consent of any other Party.   No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).
22. Specific Performance; Remedies Cumulative.  This Agreement is intended as a binding commitment enforceable in accordance with its terms.  Each Party acknowledges and agrees that the exact nature and extent of damages resulting from a breach of this Agreement are uncertain at the time of entering into this Agreement and that any such breach of this Agreement would result in damages that would be difficult to determine with certainty.  It is understood and agreed that money damages would not be a sufficient remedy for any such breach of this Agreement, and that any non-breaching Party shall be entitled to seek specific performance and injunctive relief as remedies for any such breach, and each Party further agrees to waive, and to cause each of their representatives to waive, any requirement for the securing or posting of any bond in connection with requesting such remedy.  Such remedies shall not be deemed to be the exclusive remedies for the breach of this Agreement by any Party or its representatives.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy by any Party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy hereunder.
23. Construction.  This Agreement constitutes a fully negotiated agreement among commercially sophisticated parties and therefore shall not be construed or interpreted for or against any Party, and any rule or maxim of construction to such effect shall not apply to this Agreement.
24. Receipt of Information; Representation by Counsel.  Each Party acknowledges that it has received adequate information to enter into this Agreement and that it has been, or has had an opportunity to be, represented by counsel in connection with the Restructuring, this Agreement, the Term Sheet and the transactions contemplated herein and therein.  Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.
25. Binding Effect; Successor and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns, heirs, transferees, executors, administrators, and representatives, in each case solely as such parties are permitted under this Agreement.
26. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.  The signatures of all of the Parties need not appear on the same counterpart.  Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.

27. Headings; Schedules and Exhibits.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.  References to sections, unless otherwise indicated, are references to sections of this Agreement.
28. Severability and Construction.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.
29. Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.  THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.
30. Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:
To the Parent or the Company at:

Ultrapetrol (Bahamas) Limited
c/o H&J Corporate Services Ltd.
Ocean Center
Montagu Foreshore
East Bay Street
O,O. Box SS-19084
Nassau, Bahamas
Attention: Secretary
Email:

With a copy (which shall not constitute notice) to:

Ultrapetrol (Bahamas) Limited
Leandro N. Alem 986
11th Floor
(C1001AAR) Buenos Aires
Argentina
Attention: Chief Financial Officer
Email:

and

Zirinsky Law Partners PLLC
The Seagram Building
375 Park Avenue, Suite 2607
New York, New York 10152
Attention: Bruce Zirinsky
Email:

and

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Lawrence Rutkowski
Email:
Facsimile: 212-480-8421

To the Supporting Noteholders:

c/o Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005
Attention:  Tyson M. Lomazow
Email:
Facsimile:  212-822-5367

With a copy (which shall not constitute notice) to:

Manufacturers and Traders Trust Company
Corporate Trust Administration
25 South Charles Street
Baltimore, Maryland 21201
Attention:  Dante M. Monakil
Email:
Facsimile: 410-244-4236

and

Milbank, Tweed, Hadley & McCloy LLP
2029 Century Park East, 33rd Floor
Los Angeles, California 90067
Attention:  Eric R. Reimer
Email:
Facsimile:  213-892-4777

To the IFC Lender:

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
Attention: Department of Special Operations (CSO), Director Mohamed Gouled
Facsimile: 202-974-4305 and 202-974-3850

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: Douglas A. Doetsch
Email:
Facsimile: 312-706-9246

To the OFID Lender:

The OPEC Fund for International Development
Parkring 8
A-1010 Vienna
Austria
Attention: Head of Private Sector & Trade Finance Operations Department
Email:
Facsimile: 43-1-5139238

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: Douglas A. Doetsch
Email:
Facsimile: 312-706-9246

To Sparrow at:

Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
Attention: Gonzalo Alende Serra
Email:
Facsimile: 242-328-1069

With a copy (which shall not constitute notice) to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton E. Grosz and Kevin C. Smith
Email:  and
Facsimile:  212-541-5369

To Southern Cross at:

Southern Cross Latin America Private Equity Fund III, L.P.
Southern Cross Latin America Private Equity Fund IV, L.P.
199 Bay Street
Commerce Court West, Suite 4000
Toronto, Ontario  M5L 1A9
Attention: Gonzalo Alende Serra
Email:
Facsimile: 416-863-2653

and

Southern Cross Group, LLC
1680 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Attn: Ricardo Rodriguez
Email:
Facsimile: 914-698- 4395

and

Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
Attention: Gonzalo Alende Serra
Email:
Facsimile: +54 11 4816 2469

With a copy (which shall not constitute notice) to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton E. Grosz and Kevin C. Smith
Email:  and
Facsimile:  212-541-5369

or to such other address as may have been furnished by a Party to each of the other Parties by notice given in accordance with the requirements set forth above.

31. No Third-Party Beneficiaries.  This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.
32. No Waiver of Participation and Reservation of Rights.
(a) Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each Party to protect and preserve, its rights, remedies, and interests, including any claims against the other Parties (or their affiliates or subsidiaries) and any defenses to any claims of other Parties.  If the transactions contemplated by this Agreement or in the Term Sheet are not consummated, or if this Agreement is terminated for any reason, each Party fully reserves any and all of their rights remedies, or interests, including with respect to the Company's use or disposition of cash collateral.
(b) With respect to the IFC-OFID Lenders, no provision of this Agreement shall limit or shall be construed to be a waiver of any right or privilege of (i) the IFC Lender under its Articles of Establishment and each applicable international convention or applicable law or (ii) the OFID Lender under The Agreement Establishing the OPEC Fund for International Development, the OFID Lender's Headquarters Agreement, each applicable international convention or treaty and the Agreement for the Encouragement and Protection of Investment between the OFID Lender and Paraguay.
33. No Admissions.  This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever.  Each Party denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.  No Party shall have, by reason of this Agreement, a fiduciary relationship in respect of any other Party or any person or entity, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein.  This Agreement and the Restructuring are part of a proposed settlement of a dispute among the Company, Sparrow, Southern Cross, the Supporting Noteholders and the IFC-OFID Lenders.  Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto and related to the Restructuring shall not be admissible into evidence in any proceeding other than a proceeding involving enforcement of the terms of this Agreement.
34. Public Disclosure of Agreement.  The Company may disclose the existence of and material terms of this Agreement (other than the amount of Notes held by any Noteholder) and the Term Sheet (i) in a press release or public filing to the extent required by law (provided that the Company has provided a copy of such press release to the Supporting Creditors reasonably in advance of its publication, unless impracticable with respect to the Company's compliance with its legal obligations) or as required by the Majority Supporting Noteholders in accordance with the terms of the Noteholder Confidentiality Agreements (and the Majority Supporting Noteholders may make such disclosure in the event the Company has not complied with its obligations under the Noteholder Confidentiality Agreements), (ii) to its affiliates and the partners, directors, officers, employees, agents, trustees, managers, counsel, advisors and auditors of the Company and its affiliates (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential) or (iii) to any other person or entity solely with the written consent of the Supporting Creditors.  Except as set forth in the sentence immediately above, without the consent of any Supporting Noteholder, the Company may not publish or disclose in any announcement or disclosure such individual Supporting Noteholder's identity and ownership of the Notes.
35. Disclosure of Holdings.  Unless required by a court of competent jurisdiction, no Party shall disclose the principal amount of the debt instruments held by any Supporting Noteholder or IFC-OFID Lender to any person other than its legal counsel.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
ULTRAPETROL (BAHAMAS) LIMITED

By:
Name:
Title:

[SUBSIDIARIES]

By:
Name:
Title:

[SUPPORTING NOTEHOLDERS]

By:
Name:
Title:

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:
Name:
Title:

SPARROW CAPITAL INVESTMENTS LTD.

By:
Name:
Title:

SPARROW CI SUB LTD.

By:
Name:
Title:

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.

By: Southern Cross Capital Partners III, L.P., its general partner

By: SC GP Company III, its general partner

By:
Name:
Title:

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.

By: Southern Cross Capital Partners IV, L.P., its general partner

By: SC GP Company IV Limited, its general partner

By:
Name:
Title:

SCHEDULE 1

Subsidiaries

1.	Oceanpar S.A.
2.	Dampierre Holdings Spain, S.L.
3.	Princely International Finance Corp.
4.	Cedarino S.A.
5.	Thurston Shipping Inc.
6.	Massena Port S.A.
7.	UABL Limited
8.	Ultrapetrol S.A.
9.	UABL S.A.
10.	Parfina S.A.
11.	Parabal S.A.
12.	UABL Paraguay S.A.
13.	Compagnia Paraguaya De Transporte Fluvial SA
14.	Arlene Investments, Inc.
15.	Brinkley Shipping Inc.
16.	Danube Maritime Inc.
17.	Dingle Barges Inc.
18.	General Ventures Inc.
19.	Palmdeal Shipping Inc.
20.	Riverview Commercial Corp.
21.	Marine Financial Investment Corp.
22.	UABL Barges (Panama) Inc.
23.	UABL Towing Services S.A.
24.	Eastham Barges Inc.
25.	Riverpar S.A.
26.	UP River Terminals (Panama) S.A.
27.	UPB (Panama) Inc.
28.	UP River (Holdings) Ltd. (Bahamas)
29.	Corporacion de Navegacion Mundial S.A.
30.	Regal International Investments S.A. (Panama)
31.	Hallendale Commercial Corp. (Panama)
32.	Longmoor Holdings Inc. (Panama)

SCHEDULE 2

Offshore Loans

1. Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006 and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd, as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and  Documentation Agent;

2. Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012 and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc. and Padow Shipping Inc., as guarantors, (iii)  the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3. Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4. First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5. Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc. and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6. Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7. Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8. Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

SCHEDULE 3

Assets and Liabilities of Ocean Business

The following items constitute the "Ocean Business" and are to be transferred to the Ocean Business Transferee in connection with the Ocean Business Hand Over, if any, pursuant to this agreement.

-	Shares of Mondalva Shipping Inc.
-	Shares of Palmdeal Shipping Inc.
-	Shares of Naviera del Sud S.A.
-	Container Feeder Vessel Asturiano
-	Container Feeder Vessel Argentino II
-
All material contracts and charters set forth on the attached Annex I (including, but not limited to two product tanker bareboat charters (Austral and Mentor), the product tanker time charters and container leasing arrangements)

-
Temporary bareboat charters for certain Argentine flagged river barges to Naviera del Sud S.A. and temporary time charters of these river barges back to the River Business, with the number of barges being sufficient to allow the Ocean Business to comply with decree 10/10 or other similar regulations which may exist in the future and being sufficient for the Ocean Business to maintain three foreign flagged vessels employed in the Argentine cabotage trade with the same rights as Argentine flagged vessels in a similar manner as the Company has up to present operated three foreign flagged ships in such trade

-	Container Stacker
-	378 Containers
-	All crewmembers required to operate the Ocean Business (~150 permanent crew at 8/31/16)
-
17 Administrative employees (including the 12 employees presented on page 28 of the Information Memorandum sent to PJT by Miller Buckfire on September 19, 2016) who, in conjunction with the Management Services Agreement, if any, are sufficient to perform all administrative functions of the Ocean Business

-	Intellectual property rights with respect to the PSL trade name
-	All equipment, IT and software to operate the Patagonia Shipping Lines business in a manner consistent with past practice

SCHEDULE 4

Ocean Business Restructuring

1. Mondalva Shipping Inc. ("Mondalva"), a corporation already incorporated in Panama (currently owned by Lonehort S.A., an indirect subsidiary of the Parent), shall be acquired by Princely International Finance Corp. ("Princely") (the shares of Mondalva are owned free and clear of all liens and encumbrances and Mondalva has no outstanding liabilities);
2. Third Party Valuation of Naviera del Sud S.A. ("NDS");
3. Ultrapetrol S.A. ("UP") and UABL S.A. ("UABL") will transfer all of their stock in NDS to Mondalva and Palmdeal Shipping Inc. ("Palmdeal"), respectively;
4. NDS and UABL will execute an amendment to the Barges bareboat charter agreement to reduce the number of bareboat chartered barges necessary to grant chartering capacity for "AUSTRAL";
5. Corporación de Navegacion Mundial S.A. will assign or novate the bareboat charter of the "AUSTRAL" to NDS after mortgagee grants its consent;
6. UABL will assign or novate the AXION time charter of the "AUSTRAL" to NDS once charterer grants its consent;
7. UABL will transfer its owned containers and the container stacker to NDS;
8. Ravenscroft will transfer its containers to Palmdeal; and
9. All Ocean Business material contracts shall be assigned or novated by UABL to NDS (e.g. Connecting Carrier Agreements, Shipping Agency Agreements, NEWSAN, Third Parties' container leases).
 Following completion of steps 1-6 above, Mondalva and Palmdeal shall be the owners of:

I.        Jointly: NDS, (a) the owner of (i) the container vessel "ARGENTINO II", (ii) containers and container stacker; and (iii) Ocean Business material contracts and (b) the bareboat charterer of (i) the tanker "MENTOR" and (ii) the container vessel "ASTURIANO"; and

II.      Palmdeal: the owner of (a) the container vessel "ASTURIANO" and (b) containers.

SCHEDULE 5

Termination Fee Triggering Events

1.	Company Terminates the Agreement
•	If terminated pursuant to Section 14(a)(i) [fiduciary out]:
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(a)(ii) [material breach of this Agreement by any other Party]:
o	Such breach is not caused by Sparrow or Southern Cross;
o	Decision to terminate must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(a)(v) [failure to meet Milestone]
o	Decision to terminate must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

2.	Supporting Parties Terminate the Agreement
•	If terminated pursuant to Section 14(b)(ii) [filing by the Company for alternative relief]
o	Decision to file must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(iii) [Company fails to contest filing for alternative relief]:
o	Decision to not contest filing must be approved by the independent directors of the Company; and

o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(v)(1) [filing by Company of motion to approve material payment inconsistent with Definitive Documents]:
o	Decision to file motion must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(vi) [filing by Company of motion seeking debtor-in-possession financing or use of cash collateral]:
o	Decision to file motion must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(viii) [failure to meet Milestone]
o	Failure to meet Milestone is not caused by Sparrow or Southern Cross; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(ix) [breach by any other Party]
o	Such breach is not caused by Sparrow or Southern Cross; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

Exhibit A
Restructuring Term Sheet
Select Defined Terms[1]
"Debt Service Reserve Accounts" means those certain deposit accounts established pursuant to the terms of the IFC-OFID Loan Documents at Wilmington Trust Company, as successor to M&T Trust Company of Delaware, with funds held in trust for the benefit of the IFC-OFID Lenders.

"Determination Date" means the Effective Date; provided that if the Effective Date does not occur on the last calendar day of a month, the Determination Date shall mean the last day of the calendar month during which the Effective Date occurs.

"IFC/OFID Cash Recovery" means the Initial IFC/OFID Cash Recovery plus the True-Up Amount.

"IFC/OFID Claim" means, as of the Determination Date, an amount equal to the sum of the aggregate principal amount of the IFC Loans and the OFID Loans, accrued and unpaid interest thereon (but excluding default interest thereon), and the swap termination amounts related thereto less the IFC/OFID DSRA Balance, as set forth on Schedule 1 hereto.

"IFC/OFID DSRA Balance" means, as of the Determination Date, $6,475,012.77, plus interest accrued thereon as a result of such funds being deposited in interest-bearing accounts through the Effective Date.

"IFC/OFID Initial Claim Percentage" means the IFC/OFID Claim divided by the sum of (a) the IFC/OFID Claim plus (ii) the Noteholder Claim.
"Initial Cash Recovery" means $73 million.

"Initial IFC/OFID Cash Recovery" means the IFC/OFID Initial Claim Percentage multiplied by the Initial Cash Recovery, as set forth on Schedule 1 hereto.

"Initial Noteholder Cash Recovery" means the Noteholder Initial Claim Percentage multiplied by the Initial Cash Recovery, as set forth on Schedule 1 hereto.

1 Any terms used, but not defined herein, shall have the meanings ascribed to such terms in the Restructuring Support Agreement dated as of November 18, 2016, by and among the Company, the Supporting Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross.

"Noteholder Cash Recovery" means the Initial Noteholder Cash Recovery less the True-Up Amount.

"Noteholder Claim" means, as of the Determination Date, an amount equal to the sum of the aggregate principal amount of the Notes, accrued and unpaid interest thereon (but excluding default interest thereon), less 100% of the net proceeds from an Acceptable Ocean Sale (as defined below) to the extent such Acceptable Ocean Sale has been consummated on or prior to the Effective Date, as set forth on Schedule 1 hereto.

"Noteholder Initial Claim Percentage" shall mean the Noteholder Claim divided by the sum of (a) the IFC/OFID Claim plus (b) the Noteholder Claim.

"Ocean Business Consideration" means, as applicable, (a) (i) 100% of the proceeds (net of taxes not offset by the Company's tax assets and reasonable expenses directly related to the marketing and sale of the Ocean Business) from an Acceptable Ocean Sale and (ii) to the extent that such Acceptable Ocean Sale is consummated on a cash-free or reduced-cash basis (the amount of cash transferred to the buyer in an Acceptable Ocean Sale, the "Transferred Cash"), the amount by which (x) $2.5 million exceeds the amount of the Transferred Cash if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale exceeds the amount of the Transferred Cash if the Acceptable Ocean Sale occurs before or after January 31, 2017, (b) in the case of the Ocean Business Hand Over, (i) the Ocean Business Equity and (ii) available cash and Net Working Capital of the Ocean Business as of the Effective Date or (c) to the extent neither clause (a) nor clause (b) applies, the Ocean Business Capitalization Amount; provided that to the extent (a) the Ocean Business Hand Over occurs on the Effective Date, each of the IFC Lender and the OFID Lender shall be paid its pro rata share of the True-Up Amount promptly upon the subsequent sale by the Ocean Business Transferee of all or substantially all of the assets or equity of the Ocean Business or (b) the Ocean Business Hand Over does not occur and the Company instead pays the Ocean Business Capitalization Amount to the Noteholders, each of the IFC Lender and the OFID Lender shall be paid its pro rata share of the True-Up Amount promptly upon the Noteholders' receipt of such payment.

"True-Up Amount" shall mean the difference between:

(a) the Initial IFC/OFID Cash Recovery, as of the Determination Date on a pro forma basis, determined in accordance with the following calculations:

(i) deducting 100% of the Net Proceeds (including the Ocean Business Capitalization Amount) of an Acceptable Ocean Sale from the Noteholder Claim as of such date,

(ii) calculating the IFC/OFID Initial Claim Percentage and the Noteholder Initial Claim Percentage based on the amount of the Noteholder Claim set forth in clause (i),

(iii) multiplying the IFC/OFID Initial Claim Percentage set forth in clause (ii) by the Initial Cash Recovery; and

(b) the Initial IFC/OFID Cash Recovery, determined as of the Determination Date.

For purposes of reference only, an example of the True-Up Amount is set forth on Schedule 1 hereto.

Treatment of Notes
Each Noteholder shall receive its pro rata share of:

• the Noteholder Cash Recovery; and

• the Ocean Business Consideration; provided that in the case of an Ocean Business Hand Over, if any, the Ocean Business Consideration shall mean, for purposes of this section only, the equity interests of the Ocean Business Transferee.

Treatment of IFC/OFID Loans
Each of the IFC Lender and the OFID Lender shall receive its pro rata share of:

• the IFC/OFID Cash Recovery; and

• the cash held in the Debt Service Reserve Accounts.

The IFC/OFID Cash Recovery will be structured through payments of accrued interest on the IFC/OFID Loans and acquisitions of the IFC/OFID Loans as set forth on Schedule 2 hereto; provided that such structure shall not change the amount of the Noteholder Cash Recovery that would have been obtained had this structure not been used (the "IFC/OFID Loan Treatment").

Treatment of Equity Interests	Equity interests in the Company shall be treated as set forth in the Plan.
Ocean Business Sale
The Company, together with Miller Buckfire, shall continue to market the Ocean Business for sale and consummate such sale no later than the Effective Date (the "Ocean Business Sale Deadline") (free and clear of any and all claims, interests, liens and encumbrances of the Offshore Lenders) on terms and conditions (which shall include the transfer of (i) (x) $2.5 million of cash if such sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale if such sale occurs before or after January 31, 2017 and (ii) Net Working Capital of the Ocean Business in an amount of (x) a minimum of $500,000 if such sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale if such sale occurs before or after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection with such sale (including for any fees and reasonable expenses directly related to such sale)) acceptable to (i) the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) and (ii) Sparrow and Southern Cross (such consent not to be unreasonably withheld, delayed or conditioned), if the consummation of such sale results in any material tax liability for, materially increases the obligations or liabilities of, or materially decreases the assets of, the River Business, Sparrow or Southern Cross (provided that (x) the Ocean Business Restructuring shall not be deemed to constitute a material increase in the obligations or liabilities of the River Business, Sparrow or Southern Cross and (y) the tax assets of the River Business that are being used to offset taxes arising in connection with such sale[2] shall not be deemed to constitute a material decrease in the assets of the River Business) (the "Acceptable Ocean Sale"); provided that, in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline and the Supermajority Supporting Noteholders, no later than the earlier of (i) ten calendar days prior to such Ocean Business Sale Deadline and (ii) February 28, 2017, have elected to receive the Ocean Business Equity on the Ocean Business Sale Deadline, the Company shall transfer to the Ocean Business Transferee each of (x) the Ocean Business Equity (free and clear of any and all claims, interests, liens and encumbrances of the Offshore Lenders) and (y) available cash and Net Working Capital of the Ocean Business as of the Effective Date (the "Ocean Business Hand Over").

2 The level of tax assets required to be used to offset taxes in such a sale will be capped at the level of tax assets that would have been used in connection with offsetting taxes in connection with an Ocean Business Hand Over.

The structure and method of the Acceptable Ocean Sale or the Ocean Business Hand Over, as the case may be, shall be subject to modification mutually agreeable to the Company, Sparrow, Southern Cross and the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) to mitigate any tax and/or local law issues associated with such Acceptable Ocean Sale or Ocean Business Hand Over.

In connection with pursuing an Acceptable Ocean Sale, the Company shall:

• make itself and Infupa available for weekly calls (or more frequent calls, if reasonably requested) with the Ad Hoc Committee's members and advisors;

• promptly provide to the Ad Hoc Committee's advisors (with a copy to the advisor for the IFC-OFID Lenders):

o full, true and correct copies of any bids received by the Company or its advisors related to the Ocean Business;

o the investor log of contact activity to date related to the Ocean Business (and promptly provide updated versions of such log upon the reasonable request of the Ad Hoc Committee's advisors);

o a list of potential acquirers not yet contacted;

o all presentations and marketing materials used in the sale process;

o all diligence requests received from potential acquirors; and

o all responses to any diligence requests from potential acquirors.

• contact other potential acquirers at the reasonable request of the Ad Hoc Committee's advisors (it being acknowledged that the Ad Hoc Committee's advisors are permitted to seek out, engage with and discuss the Acceptable Ocean Sale with prospective purchasers).

In connection with any Ocean Business Hand Over, if any, the Company and the Supermajority Supporting Noteholders shall:

• negotiate in good faith regarding, and enter into, the Management Services Agreement.

In connection with the Ocean Business Restructuring, the Company shall:

• effect the separation of the Ocean Business from the Company in the manner described in Schedule 4 to the Restructuring Support Agreement (or in such other manner or with such changes thereto that are reasonably acceptable to the Supermajority Supporting Noteholders, Sparrow and Southern Cross so as to facilitate an Acceptable Ocean Sale or Ocean Business Hand Over), which Ocean Business Restructuring (i) shall not result in any material tax liability for, materially increase the obligations or liabilities of or materially decrease the assets of, the River Business (provided that the tax assets of the River Business that are being used to offset taxes arising in connection with such Ocean Business Restructuring shall not be deemed to constitute a material decrease in the assets of the River Business), (ii) shall not result in any material tax liability as a result of any change of control in connection with any Acceptable Ocean Sale or Ocean Business Hand Over and (iii) shall be effective to transfer in connection with an Acceptable Ocean Sale or, if applicable, the Ocean Business Hand Over, the Ocean Business including (a) (x) $2.5 million of cash if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale or transfer, as applicable, if the Acceptable Ocean Sale occurs before or, also with respect to the Ocean Business Hand Over, after January 31, 2017 and (b) Net Working Capital of the Ocean Business in an amount of (x) a minimum of $500,000 if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale or transfer, as applicable, if the Acceptable Ocean Sale occurs before or, also with respect to the Ocean Business Hand Over, after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection therewith (including for any fees and reasonable expenses incurred in connection with such sale)).  The Company agrees that the Ocean Business Capitalization Requirements shall be satisfied as of January 31, 2017 (it being understood that the Ocean Business Capitalization Requirements are not required to be satisfied before or after such date).  If requested by the Supermajority Supporting Noteholders, the Company shall take all actions necessary to implement the Ocean Business Hand Over, as agreed upon with the Supermajority Supporting Noteholders and, if applicable, Sparrow and Southern Cross.

Offshore Loan Restructuring
The Company shall (i) not enter into any restructuring of the Offshore Obligations that is reasonably likely to have a material adverse impact on the Restructuring or the Ocean Business and (ii) either (a) obtain a release of the Parent guarantee and the Cornamusa guarantee, in each case, provided to the Offshore Lenders (collectively, the "Offshore Lender Release") or (b) provide in the Plan and the Confirmation Order for a discharge and/or release of all claims of the Offshore Lenders against Cornamusa (the "Cornamusa Discharge").

Definitive Documents	The Definitive Documents and the Confirmation Order shall provide for customary release and exculpation provisions for the Parties, management, directors and advisors.
Implementation
The Restructuring shall be implemented through a pre-packaged chapter 11 case to be filed in the Bankruptcy Court for the Southern District of New York.

• Sparrow shall pay the full amount in cash of the Initial Cash Recovery to the Company in accordance with the Investment Agreement.

• The Company shall distribute the full amount in cash of the Noteholder Cash Recovery to the Noteholders and the full amount in cash of the IFC/OFID Cash Recovery to the IFC-OFID Lenders in accordance with the IFC/OFID Loan Treatment, in each case in accordance with the Plan and in consideration for 100% ownership of the River Business Holding Companies free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the IFC Lender, the OFID Lender, the Indenture Trustee and the Security Trustees and of such other claims, interests, liens and encumbrances as provided for in the Definitive Documents.

• The Company shall satisfy the Ocean Business Consideration as set forth herein.

• Either the Offshore Lender Release or the Cornamusa Discharge shall have been effected.

Payment of Fees and Costs	As provided in the Restructuring Support Agreement.

Schedule 1 to Exhibit A
Adjustments to Cash Recoveries

Schedule 2 to Exhibit A

IFC/OFID Debt Purchase Steps

The following is a summary of the steps related to the purchase from the IFC-OFID Lenders of the IFC-OFID Loans with respect to the debt owed by UABL Paraguay S.A. and Riverpar S.A. (collectively, the "Thurston Subsidiaries") to the IFC-OFID Lenders and the IFC-OFID Loans with respect to the debt owed by UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (collectively, the "UABL Subsidiaries") to the IFC-OFID Lenders.

A. Contribution of $73 million to River Business Top Holding Companies

1. A new Sparrow affiliate ("NewCo") contributes $73 million to the Company in accordance with the Investment Agreement.

• An amount equal to $14,100,680.001 is to be utilized to fund the purchase of the IFC-OFID Loans from the IFC-OFID Lenders and the payment of the accrued interest on the loans, as described below.

o The amounts contributed to UP River (Holdings) Ltd. and UPB (Panama) Inc. shall be at least equal to $[AMOUNT EQUAL TO THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST].

o The amounts contributed to UPB (Panama) Inc. and UP River Holdings Ltd. shall be at least equal to $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST].

• Subject to payment of the True-Up Amount to the IFC-OFID Lenders in accordance with the Term Sheet, the remaining portion of the $73 million will be used to pay the Noteholders.

B. Contribution of loans purchase prices and accrued interest amounts to direct holding companies of the borrower companies

2. UP River (Holdings) Ltd. and UPB (Panama) Inc., the River Business Holding Companies of the Thurston Subsidiaries, contribute $[AMOUNT EQUAL TO THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST] down the chain to Thurston Shipping Inc., the 2.5% direct shareholder of the Thurston Subsidiaries.

[1]
Based on a Determination Date of January 31, 2017; subject to change based on the actual Determination Date.  Allocation of this amount to pay accrued interest and to repay loans to be made in accordance with the IFC-OFID Loan Purchase Agreement.

3. UPB (Panama) Inc. and UP River (Holdings) Ltd., the indirect holding companies of the UABL Subsidiaries, contribute $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' LOAN PURCHASE PRICE INCLUDING THE ACCRUED INTEREST] to UABL Limited, the direct shareholder of the UABL Subsidiaries.

C. Payment of accrued interest to the IFC-OFID Lenders by the borrower companies

4. Thurston Shipping Inc. contributes $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' ACCRUED INTEREST] to the Thurston Subsidiaries who in turn pay their accrued interest to the IFC-OFID Lenders.
5. UABL Limited contributes $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' ACCRUED INTEREST] to the UABL Subsidiaries who in turn pay their accrued interest to the IFC-OFID Lenders.

D. Acquisition of loans from the IFC-OFID Lenders the direct holding companies of the borrower companies

6. Thurston Shipping Inc., the 2.5% direct shareholder of the Thurston Subsidiaries, purchases the Thurston Subsidiaries' loans from the IFC-OFID Lenders for $[THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE LESS THE ACCRUED INTEREST].

7. UABL Limited, the direct shareholder of the UABL Subsidiaries, purchases the UABL Subsidiaries' loans from the IFC-OFID Lenders for $[THE UABL SUBSIDIARIES' LOAN PURCHASE PRICE LESS THE ACCRUED INTEREST].

E. Capitalization of the loans by the direct holding companies to the capital of the borrower companies

8. Immediately after the acquisition of the loans:

a) Thurston Shipping Inc. capitalizes the loans it acquired from the IFC-OFID Lenders (which now only comprise of principal and no outstanding interest) into additional shareholder capital in UABL Paraguay S.A. and Riverpar S.A. in the amount of the face value of the loans.

• A public deed is registered with the Paraguayan authorities to reflect the change in the capital of the Paraguayan subsidiaries.

b) UABL Limited capitalizes the loan it acquired from the IFC-OFID Lenders (which now only comprise of principal and no outstanding interest) into additional shareholder capital in UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. in the amount of the face value of the loans.

Exhibit B

FORM OF JOINDER TO RESTRUCTURING SUPPORT AGREEMENT
This Joinder to the Restructuring Support Agreement ("Joinder Agreement"), dated as of  November 18, 2016 by and among Ultrapetrol (Bahamas) Limited and each of its direct and indirect subsidiaries party thereto (collectively, the "Company"), the Supporting Noteholders, the IFC Lender, the OFID Lender and Sparrow (as amended, restated, supplemented or otherwise modified from time to time, the "Support Agreement"), is executed and delivered by [____] (the "Additional Supporting Noteholder") as of [_______ ___, ____], and acknowledged by the Parties to the Support Agreement.  Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Support Agreement.
1. Agreement to be Bound.  The Additional Supporting Noteholder hereby agrees to be bound by all of the terms of the Support Agreement.  The Additional Party shall hereafter be deemed to be a "Supporting Noteholder" and a "Party" for all purposes under the Support Agreement as set forth in the Support Agreement.

2. Representations and Warranties.  With respect to the aggregate principal amount of Notes held by the Additional Supporting Noteholder upon consummation of the sale, assignment, transfer, hypothecation, or other disposition of such Notes, the Additional Supporting Noteholder hereby (a) represents and warrants to each other Party to the Support Agreement that it is the legal or beneficial owner of, or holder of investment authority over (with authority to bind such holder), such Notes in the amounts set forth on its signature page hereto and (b) makes the representations and warranties set forth in Section 17 of the Support Agreement to each other Party.

3. Governing Law.  This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Additional Supporting Noteholder has caused this Joinder Agreement to be executed as of the date first written above.
On behalf of certain funds and accounts managed by it

By:
Name:
Title:

Outstanding Principal Amount of Notes: $________________________

Address: